DENMARK BANCSHARES, INC.

EXHIBIT (11.1)

STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

	For the Years Ended December 31,
	2000	1999	1998
Net income	$745,295	$3,217,383	$3,137,661
Weighted average shares outstanding	54,875	54,992	54,855
Net income per share	$13.58	$58.51	$57.20